EXHIBIT 99.1

Brookfield enters into exclusive negotiations with Impala and other shareholders to acquire a majority stake in Neoen and launch a mandatory tender offer for 100% of the company

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  Brookfield has entered into exclusive negotiations with Impala, the Fonds Stratégique de Participations managed by ISALT, Cartusiai and Xavier Barbaro, and other shareholdersii to acquire approximately 53.32% of the outstanding shares of Neoen at a price of 39.85 euros per shareiii.
  The acquisition price represents a 26.9% premium over the last closing price and premia of 40.3% and 43.5% over the 3- and 6-months volume-weighted average price respectivelyiv. Brookfield’s offer implies an equity value for 100% of the shares of 6.1 billion euros.
  Subject to closing of the block acquisition, Brookfield would file an all-cash mandatory tender offer for all of the remaining shares and outstanding convertible bonds (“OCEANEs”) in Neoen with the intention of implementing a squeeze out.
  The Neoen Board of Directors has unanimously welcomed Brookfield’s proposal and has appointed Finexsi as independent expert for the Board of Directors of Neoen.
  Brookfield’s intention is to accelerate Neoen’s development and strengthen its position as a global leader in renewable energy.

TORONTO and PARIS, May 30, 2024 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM), together with its institutional partners including Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) and Temasek, through a special purpose vehicle exclusively controlled by Brookfield (“Brookfield Renewable Holdings”)v, has entered into exclusive negotiations to purchase a 53.32% shareholding in Neoen (ISIN code: FR0011675362, Ticker: NEOEN)vi, a leading global renewable energy developer headquartered in France, from Impala, the Fonds Stratégique de Participations (FSP), Cartusia and Xavier Barbaro, and other shareholdersvii at a price per shareviii of 39.85 euros (the “block acquisition”).

Following the block acquisition, Brookfield Renewable Holdings would file a mandatory cash tender offer for the remaining shares and OCEANEs in Neoen (the “tender offer”) at a price of 39.85 euros per share and at a price per OCEANEs issued in 2020 (“OCEANEs 2020”) and 2022 (“OCEANEs 2022”) in line with the offer price for the shares and the terms of each OCEANEix.

Connor Teskey, CEO, Renewable Power & Transition at Brookfield Asset Management, said: “Under Impala's sponsorship, Neoen has built one of the world’s greatest renewable energy development platforms. We are excited to build on Brookfield’s expertise, track-record and access to capital to further accelerate Neoen’s growth while preserving its culture and identity. Acquiring Neoen further strengthens Brookfield’s global scale, while diversifying into key renewables markets and adding expertise in battery storage technology. We look forward to partnering with management to scale-up the business to meet the growing demand we are seeing for clean power.”

Jacques Veyrat, founder and president at Impala said: “Impala is delighted to sell the control of Neoen to Brookfield, a responsible actor and world leader in the renewable energy market. Impala created Neoen 15 years ago and have since then supported every stage of its development in France and then internationally, with outstanding success in Australia. With the financial backing of this new shareholder and the talent of Xavier Barbaro and his teams, Neoen will be able to continue its growth trajectory.”

Xavier Barbaro, Neoen’s Chairman and Chief Executive Officer, said: “After 15 years of successful and profitable growth with Impala as our key shareholder, we are thrilled to open a new chapter in Neoen’s history, with the arrival of Brookfield as our new majority shareholder. We look forward to developing a strong relation with Brookfield that will take Neoen to the next phase of its growth story, further consolidating its leadership position as an independent producer of renewable energy, and one of the most dynamic globally. Our Board of Directors fully welcomes the transaction and sees Brookfield as a partner of choice to preserve the structure and identity of Neoen in the best interests of its employees and its stakeholders.”

Nicolas Dubourg, Managing Director of the FSP and Chairman of ISALT, said: “We are extremely proud of the way Neoen has developed since the IPO. Driven by a relentless focus on profitable growth, operational discipline and open mindset, and fully focused on renewable energies, Neoen is a best-in-class company in its field. The FSP, whose strategy is to remain committed to financing the energy transition, has been at Neoen’s side since the IPO in 2018, and along the capital raises to fund the growth of its installed capacity thereafter. The proposed operation is a demonstration of how long-term investment in innovating French companies run by talented and experienced managers, with the aim to creating international leaders, can generate meaningful impact on a global scale.”

Transaction rationale

Neoen is a leading global renewables developer with an 8,000 megawatt high-quality portfolio of wind, solar and storage assets in operation or under construction alongside a significant 20,000 megawatts advanced pipeline of development projects, located in strategic markets, particularly in Australia, France and the Nordics. Neoen has significant expertise in battery storage technology, which will become an increasingly important part of the energy mix going forward. Neoen’s best-in-class capabilities include an experienced management team with in-house development, financing and operational capabilities and a track record of successfully delivering more than 1,000 megawatts of renewable capacity on an annual basis in attractive global markets.

Operating across five continents and managing a diverse portfolio of hydro, wind, solar, distributed energy and sustainable solutions assets, Brookfield is one of the world’s largest investors in renewable power and transition assets, with almost 34,000 megawatts of generating capacity and a development pipeline of approximately 157,000 megawatts. Brookfield has been active in France since 2015 with over 23 billion euros (US$25 billion) invested, across 15 different investments.

Brookfield sees the investment in Neoen as an opportunity to scale Neoen’s portfolio of diverse high-quality assets in a context of accelerating clean power demand. Brookfield is well positioned to support and accelerate Neoen’s high quality development pipeline thanks to its access to capital and in-depth industry knowledge. The growth of AI and cloud computing continues to drive higher demand for renewable sources of power, as typified by Brookfield’s recent agreement to supply Microsoft with over 10,500 megawatts of renewable power, the world’s largest such power supply deal.

Brookfield is pursuing the transaction through the Brookfield Global Transition Fund II which is Brookfield’s flagship vehicle for investing in and facilitating the global transition to a net-zero economy, co-headed by Mark Carney and Connor Teskey. This fund aims to deliver strong risk-adjusted financial returns for investors and meaningful decarbonization impact.

Brookfield Renewable, the largest investor in the Brookfield Global Transition Fund II, expects to invest up to 500 million euros (US$540 million) in the acquisition, which will be funded through available liquidity.

Key Transaction Terms

Definitive agreements for the block acquisition would be entered into after information and consultation with employee representative bodies. The transaction would be subject to customary regulatory approvals including antitrust and foreign investments clearancesx.

It is expected that the regulatory approvals would be obtained by Q4 2024 and that the tender offer would be launched in Q1 2025.

Offer unanimously welcomed by Neoen’s Board of Directors

The Board of Directors of Neoen, in a meeting on May 29, 2024, unanimously welcomed the proposed transaction without prejudice to the reasoned opinion to be issued by the Board following the submission of the report of the independent expert. The Board views Brookfield’s proposal as an opportunity to enhance Neoen’s development and growth over the long term.

To that end, the Board has established an ad hoc committee comprised of Mr. Bertrand Dumazyxi (independent board member and Chairman of the ad hoc committee), Mrs. Helen Lee Bouygues (independent board member and Lead Director) and Mr. Christophe Gégoutxii (independent board member) to monitor and facilitate the work of the independent expert, and to prepare a reasoned opinion on the merits of the tender offer and its consequences for Neoen, its shareholders and its employees. Following the recommendation of the ad hoc committee, the Board has appointed Finexsi as an independent expert pursuant to article 261-1 I and II of the Autorité des Marchés Financiers (“AMF”) general regulations to prepare a report as to the fairness of the financial terms of the tender offer.

Tender Offer

Following the completion of the block acquisition, Brookfield Renewable Holdings would become the majority shareholder in Neoen, holding approximately 53.32% of the share capital of Neoen, and would file a mandatory simplified cash tender offer with the AMF for all of the remaining shares in Neoen and the OCEANEs issued by Neoen at the same price per share as the block acquisition of 39.85 euros per sharexiii and at a price per OCEANEs 2020 and OCEANEs 2022 in line with the offer price for the shares and the terms of each OCEANExiv.

Brookfield Renewable Holdings intends to request the squeeze out of Neoen’s shares and OCEANEs if the legal and regulatory conditions are met at the end of the tender offer. The tender offer is expected to be completed during Q1 2025. It is reminded that the shareholders of Neoen have the right to opt until June 5, 2024 for the payment of the 2024 dividend in shares (at a unit price of 0.15 euro per share) and that such shares would be targeted by the tender offer.xv

BNP Paribas and Société Générale are acting as financial advisors to Brookfield and Clifford Chance is acting as its legal advisor.

Bank of America is acting as exclusive financial advisor and Bredin Prat is acting as legal advisor to Neoen.

Gide Loyrette Nouel is acting as legal advisor to the ad hoc committee.

Citi and Bredin Prat are acting respectively as financial and legal advisors to Impala.

Perchet Rontchevsky is acting as legal advisor to FSP.

Contact Information:

Brookfield Simon Maine (Media) +44 7398 909 278 simon.maine@brookfield.com	Alex Jackson (Investors) +1 416 649 8196 alexander.jackson@brookfield.com

Aurélia de Lapeyrouse +33 6 21 06 40 33 adelapeyrouse@brunswickgroup.com

Neoen François Repolt (Investors) +33 6 60 46 59 45 francois.repolt@neoen.com	Fabrice Baron (Media) +33 6 14 08 29 81 fabrice.baron@omnicomprgroup.com

Impala Stéphanie Prunier +33 6 10 51 74 20 stephanie.prunier@havas.com

Fonds Stratégique de Participations Etienne Boulet (Media) +33 6 34 19 63 57 eboulet@bonafide.paris

Neoen

Founded in 2008, Neoen is one of the world’s leading independent producers of exclusively renewable energy. With proven expertise in solar power, wind power and storage, the company plays an active role in the energy transition by producing and supplying competitive, green, local energy on four continents. After a six-fold increase in the last six years, its capacity in operation and under construction stands at over 8.3 GW.

Neoen’s flagship operations are France’s most powerful solar farm (300 MWp) in Cestas, Finland’s largest wind farm (404 MW) in Mutkalampi, one of the world’s most competitive solar plants in Mexico (El Llano, 375 MWp) and two of the world’s most powerful large-scale storage plants, both in Australia: Hornsdale Power Reserve (150 MW/193.5 MWh storage capacity) and the Victorian Big Battery (300 MW/450 MWh).

A high-growth company, Neoen is targeting 10 GW in operation or under construction in the course of 2025. Neoen is listed in Compartment A of Euronext’s market in Paris (ISIN code: FR0011675362, Ticker: NEOEN) on the SBF 120 and CAC Mid 60 indexes.

For more information: neoen.com

Impala

Impala is the investment holding company of French entrepreneur Jacques Veyrat and his family. Impala is the main shareholder and most of the time founder of more than a dozen companies including Tag Energy (electricity renewable production and storage), Eiffel Investment Group (independent asset manager focused on green and sustainable investments), Laboratoire Native (cosmetic brands Roger et Gallet, Phyto, Lierac), P&B Group (design and production of cosmetic products), Augustinus Bader (innovative cosmetics based on cell regeneration), Edgyn (connected and secure authentication solutions), and Inexto (provider of authentication software and services).

Impala creates supports and develops on average one new company every year mainly in the energy and cosmetic industry.

Impala invests its own capital, without any time constraints, in projects with strong potential for long-term development.

Fonds Stratégique de Participations

The Fonds Stratégique de Participations (FSP), managed by ISALT, is an alliance of seven major French insurance companies – BNP Paribas Cardif, CNP Assurances, Crédit Agricole Assurances, Groupama, BPCE Assurances, Société Générale Assurances and Suravenir – that aims to provide long-term financing and support to French companies in their growth and transition projects. To this end, it acquires significant stakes in the capital of French companies that are strategic for our economy and participates in their governance by sitting on their Board of Directors. The FSP portfolio, valued at €2.1 billion on 31 December 2023, comprises 11 investments, including 10 equity stakes in leading French companies: Seb, Arkema, Eutelsat Communications, Tikehau Capital, Elior, Neoen, Valeo, Believe, Soitec and Verkor. For more information please consult: https://www.isalt-gestion.com/le-fonds-strategique-de-participations/

Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $925 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield operates Brookfield Renewable Partners (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), one of the world’s largest publicly traded platforms for renewable power and sustainable solutions, with almost 34,000 megawatts of installed capacity and a development pipeline of approximately 157,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse, a leading global nuclear services business, and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Temasek

Temasek is a global investment company with a net portfolio value of S$382 billion (US$287b, €264b, £232b, RMB1.98t) as at 31 March 2023.

Its Purpose “So Every Generation Prospers” guides it to make a difference for today’s and future generations.

As an active investor, forward looking institution and trusted steward, it is committed to deliver sustainable value over the long term.

Temasek has overall corporate credit ratings of Aaa/AAA by rating agencies Moody’s Investors Service and S&P Global Ratings respectively.

Headquartered in Singapore, it has 13 offices in 9 countries around the world: Beijing, Hanoi, Mumbai, Shanghai, Shenzhen, and Singapore in Asia; and London, Brussels, Paris, New York, San Francisco, Washington DC, and Mexico City outside Asia.

For more information on Temasek, please visit www.temasek.com.sg

DISCLAIMER

This press release is not an offer to purchase or sell securities.

This press release is for information purposes only and is not intended to constitute, and should not be construed as, an offer to sell or subscribe for, or the announcement of a forthcoming offer to sell or subscribe for, or a solicitation of any offer to tender, buy or subscribe for, or the announcement of a forthcoming solicitation of any offer to tender, buy or subscribe for, ordinary shares in the share capital of Neoen (the "securities") in the United States of America (the "United States") or in any other jurisdiction. No offer to sell or subscribe for securities, or announcement of a forthcoming offer to sell or subscribe for securities, or solicitation of any offer to buy or subscribe for securities, or announcement of a forthcoming solicitation of any offer to buy or subscribe for, securities will be made in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction, and the distribution of this communication in jurisdictions may be similarly restricted.

Brookfield, Temasek and Neoen exclude all liability in the event of any breach of the applicable legal restrictions by any person.

Forward Looking Statements

This press release contains certain forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believe,” “think,” “expect,” “potential,” “continue,” “may,” “should,” “seek,” “approximately,” “predict,” “intend,” “will,” “plan,” “estimate,” “anticipate,” the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. Forward-looking statements relate to expectations, estimates, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, including but not limited to the statements with respect to: the proposed transaction; operation of the acquired business following the closing of the transaction; expansion and growth opportunities and other synergies resulting from the transaction; and expected timing of closing of the proposed transaction. The forward-looking statements are based on Brookfield, Temasek and Neoen's beliefs, assumptions and expectations, taking into account all information currently available to it. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to Brookfield, Temasek and Neoen or are within their control. If a change occurs, Brookfield, Temasek and Neoen’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: failure to realize the anticipated benefits within the expected timeframes from the proposed transaction; unforeseen liabilities or integration and other costs of the proposed transaction and timing related thereto; availability and cost of financing for the proposed transaction; changes in Neoen’s business; any delays or difficulties in receiving regulatory approvals; failure to complete the transaction; the acquired business’s ability to maintain business relationships following the proposed transaction; failure to realize the benefits of or changes in the business strategies of Brookfield, Temasek and Neoen or the acquired business including the ability to realize the anticipated synergies from acquisitions, strategic partnerships or other transactions; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; and increased competition.

All forward-looking statements speak only as of the date of this press release. Brookfield, Temasek and Neoen do not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. Past performance is not indicative or a guarantee of future performance. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

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i Cartusia is a long-term investment vehicle controlled by Xavier Barbaro and his family.
ii Céleste Management SA and Mosca Animation Participations et Conseil.
iii The price excludes the dividend decided by the annual shareholders meeting of Neoen held on May 14, 2024.
iv Historically adjusted for the FY 2023 dividend (ex-date on May 20, 2024).
v Brookfield is acting in concert with Temasek in relation to Neoen (through Brookfield Renewable Holdings) within the meaning of French securities regulation.
vi Based on a total of 152,207,004 shares and 152,014,029 theoretical voting rights as of May 28, 2024.
vii Impala 42.14%, Fonds Stratégique de Participations (FSP) 6.92%, Cartusia and Xavier Barbaro (and his family members) 1.22%, Céleste Management SA 2.48% and Mosca Animation Participations et Conseil 0.55%. The selling shareholders have decided to exercise the option to receive the payment of the dividend approved by the annual shareholders meeting of Neoen held on May 14, 2024 in shares at a price per share of 26.48 euros and such shares would also be acquired as part of the block acquisition.
viii See endnote iii.
ix Based on the illustrative scenario of the tender offer opening on January 30, 2025, and taking into account the adjustments of the conversion ratios and the terms and conditions of the OCEANEs, the price per OCEANEs 2020 would be €48.13 and the price per OCEANEs 2022 would be the implied early redemption price of €101,086 (the adjusted conversion ratio would be 1.2077 instead of 1.1760 for the OCEANEs 2020 and 2,506.6079 instead of 2,118.0805 for the OCEANEs 2022).
x In addition, the parties have agreed that a backstop of a maximum amount of 500 million euros would be given to Neoen should it decide to implement a share capital increase with shareholders' priority right at a price of 30 euros per share in the event the block acquisition does not complete.
xi Permanent representative of Sixto.
xii Permanent representative of Fonds Stratégique de Participations (FSP).
xiii See endnote iii.
xiv See endnote ix.
xv It is the responsibility of each shareholder, where applicable, to check with the relevant authorised financial intermediary the deadline (being before 5 June 2024) that such intermediary could set for internal technical reasons for the shareholder to effectively opt for the payment of the dividend in shares. See endnote vii regarding the exercise of such option by the selling shareholder.